Exhibit 99.1

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI)(NYSE: BUD) discloses the information required under article 15, § 1 of the Law of 2 May 2007 regarding the disclosure of important shareholdings in listed companies.

Information as at 25 April 2012:

•	Total outstanding capital : 1.236.968.927,11 €

•	Total number of outstanding ordinary shares :1.606.113.043

•	Total number of outstanding subscription rights (each right entitles the holder to subscribe to one new ordinary share) : 2.833.589

•	Total number of outstanding options (each option entitles the holder to purchase from Anheuser-Busch InBev one existing ordinary share) : 49.971.758

According to Anheuser-Busch InBev’s bylaws, the threshold as from which a shareholding needs to be disclosed, has been set at 3%.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This information will be posted on www.ab-inbev.com/investors.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com